EX 99.28(d)(11)(iv)

Amendment
to the Investment Sub-Advisory Agreement Among
Jackson National Asset Management, LLC,
Mellon Capital Management Corporation, and
Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), Mellon Capital Management Corporation, a corporation organized under the laws of Delaware and registered investment adviser (“Sub-Adviser”) and Jackson Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the Trust, as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. “Management.”

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph p) in Section 3. “Management.” under the heading entitled: “The Sub-Adviser further agrees that it:”

p)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser’s duties under this Agreement. The Sub-Adviser shall, at its expense, bear any reasonable and out-of-pocket fees or costs incurred by the Adviser, the Fund, or any Trustee of the Fund (but limiting any attorneys’ fees and expenses solely to those incurred by outside counsels and excluding the value of fees or services performed by the Adviser’s internal counsel) associated with litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser’s general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.  The Adviser shall, at its expense, bear any reasonable and out-of-pocket fees or costs incurred by the Sub-Adviser (but limiting any attorneys’ fees and expenses solely to those incurred by outside counsels and excluding the value of fees or services performed by the Sub-Adviser’s internal counsel) associated with litigation arising from or pertaining to (i) the services provided by the Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Sub-Adviser) and (ii) the Adviser’s or Fund’s general business operations that require the involvement or participation of the Sub-Adviser.  A party’s aggregate liability to the other for all fees and costs under this section shall not exceed $50,000 per Fund for each litigation, but in no event shall fees and costs exceed $250,000 for all such litigations occurring within any twelve month period or another amount as mutually agreed by the parties. Notwithstanding the foregoing, the limitations of liability set forth above shall not apply to any indemnification obligations hereunder.

In Witness Whereof, the Adviser, the Sub-Adviser, and the Trust have caused this Amendment to be executed as of this 23 day of December, 2016, effective December 14, 2016.

Jackson National Asset Management, LLC		Mellon Capital Management Corporation

By:	/s/ Mark D. Nerud	By:	/s/ Rose Huening-Clark
Name:	Mark D. Nerud	Name:	Rose Huening-Clark
Title:	President and CEO	Title:	Managing Director

Jackson Variable Series Trust

By:	/s/Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary